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                            October 20, 2020

       Matthew Davey
       Chief Executive Officer
       Tekkorp Digital Acquisition Corp.
       1980 Festival Plaza Drive, Ste #300
       Las Vegas, Nevada 89135

                                                        Re: Tekkorp Digital
Acquisition Corp.
                                                            Amendment No. 3 to
Form S-1
                                                            Filed October 20,
2020
                                                            File No. 333-249064

       Dear Mr. Davey:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Form S-1 filed October 20, 2020

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note the changes made to the financial statements and footnotes. Please tell us how your auditor determined
it was unnecessary to provide an updated audit report.
                                                        Alternatively, please
amend your filing to include an updated audit report. Refer to
                                                        PCAOB AS 3110.
 Matthew Davey
FirstName LastNameMatthew     Davey
Tekkorp Digital Acquisition Corp.
Comapany
October 20,NameTekkorp
            2020          Digital Acquisition Corp.
October
Page 2 20, 2020 Page 2
FirstName LastName
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction